TERYL RESOURCES CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AS AT AUGUST 31, 2004

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.
CONSOLIDATED BALANCE SHEET

AS AT AUGUST 31, 2004

ASSETS
	Aug. 31,	Aug. 31,	May 31,
	2004	2003	2004
	Unaudited	Unaudited	Audited
Current Assets:	$	$	$
Cash	205,111	48,427	370,558
Receivables, prepaids and deposits	33,908	77,345	40,655
Advances to related companies (Note 3)	74,286	19,970	16,559
	313,305	145,742	427,772
Investments (Note 4)	4,026	4,026	4,026
Equipment (Note 5)	28,638	9,754	13,470
Mineral Property Interests (Note 7)	210,078	190,236	196,795
Deferred Expenditures:
Exploration and development (Note 7)	2,529,493	1,868,746	2,502,058
	3,085,540	2,218,504	3,144,121

LIABILITIES AND CAPITAL LESS DEFICIT

Current Liabilities:
Accounts payable and accrued liabilities	41,544	581,407	48,772
Income taxes payable	719	759	747
Debenture payable (Note 9)	150,000	150,000	150,000
Advances from related parties (Note 10)	108,981	516,879	208,221
	301,244	1,249,045	407,740
Contingencies and Commitments (Note 11)

Share Capital - Issued (Note 12)	9,204,722	6,794,762	9,018,122
Subscriptions Received	69,972	69,972	69,972
Contributed Surplus	169,356	-	169,356
Deficit	(6,659,754)	(5,895,275)	(6,521,069)
	2,784,296	969,459	2,736,381
	3,085,540	2,218,504	3,144 121

Approved by the Directors:

“John Robertson“                                            John Robertson

“Jennifer Lorette“                                             Jennifer Lorette

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

	Three Months Ended
	August 31,
	2004	2003
	Unaudited	Unaudited
	$	$
Oil and Gas Operations: (Note 6)

Revenue from Oil & Gas Sales	2,677	4,481

Deduct: Oil & Gas Operating Expenses	18,018	1,455

Net Operating Income (Loss)	(15,341)	3,026

Other Income and Expenses:

Administration expenditures (Schedule A)	(123,344)	(169,008)

Net Income (Loss) for the Period	(138,685)	(165,982)

EARNINGS (LOSS) PER SHARE	(0.0042)	(0.0066)

Weighted Average Number of Shares Outstanding	33,253,951	25,267,376

CONSOLIDATED STATEMENT OF DEFICIT

Deficit - Beginning of Period	(6,521,069)	(5,729,293)

Add: Net Income (Loss) for the Period	(138,685)	(165,982)

Deficit - End of Period	(6,659,754)	(5,895,275)

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF ADMINISTRATION EXPENDITURES

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

	Three Months Ended
	August 31,

	2003	2002
	Unaudited	Unaudited
	$	$
Publicity, promotion and investor relations	63,346	76,420
Management and directors fees (Note 13)	22,069	9,250
Office supplies, telephone and courier	10,250	8,385
Secretarial fees (Note 13)	9,820	6,967
Auto, travel and entertainment	9,578	20,677
Debenture interest (Note 9)	3,704	3,704
Employee benefits	1,695	-
Transfer agent fees	1,603	1,621
Office rent and utilities (Note 13)	1,300	1,950
Filing fees and electronic data services	1,190	3,805
Bank charges and other interest	584	784
Legal fees	526	732
Audit, accounting and consulting	-	19,500
Interest income	(1,272)	(3)
Foreign exchange loss (gain)	(2,965)	14,703
Amortization	1,916	513

Total Administration Expenses	123,344	169,008

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF DEFERRED

EXPLORATION AND DEVELOPMENT EXPENDITURES

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

	Three Months Ended
	August 31,
	2004	2003
	Unaudited	Unaudited
	$	$
Fish Creek Claims: (Joint Venture)
Geophysical survey and reports	2,253	470
Maps and insurance	5,699	-
Lease payments	3,188	-
	11,140	470
West Ridge Claims:
Geophysical survey	8,053	13,214
Reports and maps	-	4,121
	8,053	17,335
Gil Venture: (Joint Venture)
Phase II exploration	7,578	-
Reports and maps	664	1,374
	8,242	1,374
Exploration and Development for the Period	27,435	19,179
Exploration and Development at Beginning of Period	2,502,058	1,849,567
	2,529,493	1,868,746
Less: Exploration and development written off:
Re inactive claims	-	-
	-	-

Exploration and Development at End of Period	2,529,493	1,868,746

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

	Three Months Ended
	August 31,

	2004	2003
	Unaudited	Unaudited
	$	$
Operating Activities:
Revenue receipts	2,677	4,481
Interest income receipts	1,272	8
Receipts from goods and services sales taxes	-	2,952
Decrease (increase) in income tax liability	28	(9)
Payments to suppliers for goods and services	(141,255)	(235,641)
Cash Flows (Used) by Operating Activities	(137,278)	(228,209)

Financing Activities:
Share capital issued for cash (Note 12)	186,600	501,500
Advances from (to) related parties (Notes 3 & 10)	(156,967)	(148,975)
Cash Flows from Financing Activities	29,633	352,525

Investing Activities:
Purchase of office equipment	(1,533)	(6,329)
Purchase of auto equipment	(15,531)	(6,329)
Purchase of mineral property interest	(13,283)	-
Exploration and development payments	(27,435)	(19,179)
Cash Flows (Used) by Investing Activities	(57,802)	(25,508)
Increase (Decrease) in Cash for the Period	(165,447)	98,808

Cash (Deficiency) at Beginning of Period	370 558	(50,381)

Cash (Deficiency) at End of Period	205,111	48,427

UNAUDITED - PREPARED BY MANAGEMENT

TERYL RESOURCES CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED AUGUST 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES:
	[a]	Nature of Operations and Going Concern:

The Company makes expenditures on acquiring mineral properties and carries out exploration and development work. It also acquires oil and gas property interests and participates in drilling wells. The recoverability of amounts shown for investments, mineral properties, interest in oil and gas properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, the ability to obtain the necessary financing to complete the development, the profitability of future production or the ability of the Company to dispose of those assets on a profitable basis. The Company's ongoing operation is dependent upon cash flow from successful operations and equity financing. These financial statements are prepared on the basis that the Company will continue to operate as a going concern.

	[b]	Equipment:

The Company records its equipment at cost and depreciates it on the declining-balance basis at 20% per annum for office equipment and 30% per annum for auto equipment, over the estimated useful life of the equipment.

	[c]	Accounting for Oil and Gas Well Interests:
The Company capitalizes the drilling and equipment costs of its interest in specific wells, which are to be amortized or written off as follows;
( i)	If wells are productive and connected to gathering systems - wells are depreciated on the straight-line basis over their estimated productive life of seven years, from date production begins.
( ii)	If wells are believed to be productive but not connected to gathering systems (shut-in) - wells are deemed to produce for two months a year and depreciated on that basis.
(iii)	If wells are, or are believed to become, non-productive - costs are charged to expense.
[d]	Accounting for Mineral Property Interests:

The Company capitalizes its acquisition costs of mineral properties (including finders fees) and the related exploration and development expenditures by claim groups, or its share of costs on joint ventures, which are to be amortized as follows;

( i)	If property sold outright - costs written off entirely against proceeds.
( ii)	If property sold under option-type agreement - on basis of cash or shares received over total undiscounted amount to be received under agreement, exclusive of royalties or net profit participation.
(iii)	If property brought into production - on basis of units of production over total estimated reserves recoverable.
( iv)	If property retained, but has no proven economic reserves and is not currently being explored or developed by the Company or joint venture partner - costs written down to a nominal value.
( v)	If property abandoned - costs written off entirely.
[e]	Accounting for Administration Expenditures:
The Company expenses its administration expenditures in the current year, except for items directly attributable to mineral properties.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 2
For the Three Months Ended August 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
	[f]	Revenue and Property Costs:

These statements reflect only the Company’s share of oil and gas revenue and expenses, although operations are conducted jointly with several parties. These statements reflect only the Company’s share of acquisition costs and expenditures on mineral property interests operated jointly with other parties.

[ g]	Foreign Exchange Translations:

The Company converts its current assets and liabilities and future payments receivable at current exchange rates, its non-current assets and liabilities at rates in effect on transaction dates, and its income and expenses at average rates of exchange for the period. Gains or losses on the transactions are reflected as administration expense.

[ h]	Investments:

The Company's marketable securities are carried at cost until sold or a deemed disposition has occurred as defined under the Income Tax Act. The cost of shares sold is determined by the average cost method when less than all the shares held in one company are sold.

[ i]	Financial Instruments:

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. Those financial instruments include cash, accounts and advances receivable, bank overdraft, accounts payable and amounts due to related parties, and their fair values approximate their carrying values, since they are short term in nature and are receivable or payable on demand.

[ j]	Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

[ k]	Income Taxes:

The Company uses the liability method of accounting for future income taxes whereby future income taxes assets and liabilities are computed based on the differences between the carrying amount of assets and liabilities on the balance sheet, and their corresponding tax values using the currently enacted or substantially enacted, income tax rates expected to apply when these differences reverse. Future income tax assets also result from unused loss carry forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted , if necessary, by the use of a valuation allowance which is recorded against any future income tax asset if it is more likely that not that the asset will not be realized.

[ l]	Earnings Per Share:

Basic and diluted loss per share amounts are computed using the weighted average number of common shares outstanding during the year. The Company calculates earning per share using a new standard, the treasury stock method. Under the treasury stock method, only instruments with exercise amounts less than the market prices impact the diluted calculations. In computing diluted loss per share, no shares are added to the weighted average number of common shares outstanding during the period or year ended for the dilutive effect of employee stock options and warrants, as this would be anti-dilutive. No adjustments are required to the reported loss from operations in computing diluted per share amounts.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 3
For the Three Month Ended August 31, 2004

1.	SIGNIFICANT ACCOUNTING POLICIES (Continued):
[ m]	Stock Based Compensation:

On June 1, 2003, the Company adopted the amended CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments". This change in accounting policy as been applied prospectively without restatement.

Under this amended standard, the Company must account for compensation expensed based on the fair value of the rights granted under its stock based compensation plan. Under this method, compensation costs attributable to the share options granted to employees or directors is measured at fair market value at the grant date, and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously, the Company accounted for its stock based compensation using the intrinsic value method. No compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. Consideration paid by employees on the exercise of stock options and purchase of stock was credited to share capital.

2.	BASIS OF PRESENTATION:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Argon Investment Corporation (inactive) and Teryl, Inc. Teryl, Inc. was incorporated on November 17, 1988, in the State of Delaware and registered to do business in the USA, to hold and operate the Alaska mineral property interests and Texas oil and gas well interests. In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and owns 100% of the issued shares at August 31, 2004. If Teryl, Inc. shares are issued to others, Teryl Resources Corp. percentage holdings will decrease. See Note 15 re Teryl, Inc. transactions.

3.	ADVANCES TO RELATED COMPANIES consist of the following:

	2004	2003
540330 BC Ltd.	13,894	-
Access Information Systems Inc	33,075	-
Information Highway.com Inc.	818	409
JGR Petroleum, Inc.	6,000	-
Linux Gold Corp. (See Note 4)	2,158	6,248
Reg Technologies Inc.	2,600	13,312
REGI US, Inc.	15,740	-
International Diamond Syndicate Ltd. (See Note 4)	1	1
	74,286	19,970

The advances to related companies bear no interest and have no fixed repayment terms. Subsequent to the date of the balance sheet 540330 BC Ltd.; Access Information Systems and JGR Petroleum repaid the advances received from the Company.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 4
For the Three Months Ended August 31, 2004

4.	INVESTMENTS consist of:

International Diamond Syndicate Ltd. (IDS) is a private company having no quoted market, in which Teryl Resources owns 40% of the issued shares. At May 31, 2000, the investment and advances to IDS were written down to $ 1 each as IDS's property has no proven economic reserves.

Linux Gold Inc. (formerly LinuxWizardry Systems, Inc.) is a public company listed on US Stock Exchanges having a market value of $ 2,490 Cdn. at August 31, 2004 (2003 - $1,745).

	August 31,	August 31,
	2004	2003
International Diamond Syndicate Ltd.:
40 shares acquired June 24, 1993	1	1
LinuxWizardry Systems Inc. :
120,000 shares acquired March 4, 1986	30,500	30,500
24,780 shares acquired February 28, 1993	6,195	6,195
(128,900) shares sold in 2000	(32,670)	(32,670)
15,880	4,025	4,025
	4,026	4,026

5.	EQUIPMENT consists of:
		2004	2003
	Furniture and fixtures - at cost	48,215	41,261
	Less: Accumulated amortization	33,944	31,507
		14,271	9,754
	Automotive equipment - at cost	15,531	-
	Less: Accumulated amortization	1,164	-
		14,367	-
		28,638	9,754

In accordance with Canadian general accepted accounting principles, the Company wrote off entirely its incorporation costs at August 31, 2002.

6.	OIL AND GAS WELL INTERESTS:

The Company owns 6.5% working interest (4.680% net revenue interest) in the Peters No. 1 Well, in Fayette County, Texas, and a 7.5% working interest (5.79375% net revenue interest) in each of the C-S #1, Jancik #2 and Herrmann #4 wells, located in Burleson County, Texas. The carried cost of these wells has been completely depleted.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 5
For the Three Months Ended August 31, 2004

7.	MINERAL PROPERTY INTERESTS consist of the following:

				Acquisition Cost
Claim Group	Region	Interest	Ref.	2004	2003
Silverknife	Liard, BC	26.7%	A	1	1
Fish Creek	Fairbanks, Alaska	0-45%	B	33,538	33,538
Anderson Group	Fairbanks, Alaska	95%	C	6,559	-
Upper Fox Creek	Fairbanks, Alaska	0-97%	D	13,283	-
West Ridge	Dome Creek, Alaska	100%	E	116,189	116,189
Gil Venture	Dome Creek, Alaska	20%	F	31,127	31,127
Stepovich Lease	Dome Creek, Alaska	10%	G	9,381	9,381

				210,078	190,236

A.	SILVERKNIFE:

Pursuant to agreements between Reg Technologies Inc., SMR Investments Ltd., Rapitan Resources Inc., and Chevron Minerals Ltd., the Company acquired a 30% working interest in the Silverknife mineral claims, situate in the Liard Mining Division in the Province of British Columbia, subject to a 10% Net Profit Royalty to Rapitan and a 1% Net Smelter Returns to SMR. The Company has written down their acquisition costs to $ 1 and has written off their exploration and development expenditures entirely, since the claims are not currently being explored and have no proven economic reserves.

B.	FISH CREEK:

On March 5, 2002, the Company and Linux Gold Inc. entered into an agreement whereby the Company may earn up to a 50% interest in the Fish Creek mineral claims located in the Fairbanks district of Alaska, USA by expending $ 500,000 US within three years and issuing 200,000 common shares (issued December 16, 2002 for a deemed value of $ 16,000). Linux will have a 5% net royalty interest until Teryl pays $ 2,000,000 US.

C.	ANDERSON GROUP (2ND TIER):

Pursuant to a purchase agreement dated August 18, 2003, the Company paid Michael D. Roberts $ 6,559 ($ 5,000 US), with an additional $ 142,500 US owing in the next three years, for a 100% interest (subject to a 5% net profit interest) for 70.785 acres located in the Fairbanks Mining district of Alaska, USA, known as Anderson Group 2nd Tier R.L. of Dome Creek.

D.	UPPER FOX CREEK:

On June 23, 2004, the Company, Jean Turner and Ron Way (Owners) entered into a mineral property lease with Right of First Refusal, for a period of ten years (and longer if still developing or in production), to develop the property known as the Upper Fox Creek mining lease, subject to a 3% Net Smelter Return, for payments of $ 10,000 US per year. The Company may purchase the production royalty for $ 1,000,000 US before production or $ 1,500,000 US after production.

E.	WEST RIDGE:

Pursuant to various agreements the Company earned a 100% interest in the West Ridge (48 claims) mineral properties (approximately 5,200 acres) located in the Dome Creek area of the Fairbanks District of Alaska, USA. Teryl, Inc. retains its 100% interest in the claims and has been conducting an exploration program over the past two years.

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 6
For the Three Months Ended August 31, 2004

7.	MINERAL PROPERTY INTERESTS (Continued):

	F.	GIL VENTURE:

Pursuant to various agreements the Company acquired a 50% interest in 237 claims located in the Gilmore Dome area of Fairbanks District of Alaska. In 1991 the Company, NERCO Exploration Company and Fort Knox Venture entered into an agreement which granted the Company a 20% participating interest in the claims, valued at $ 150,000 US ($ 171,720 Cdn). Under the agreement Fort Knox Venture paid the Company a total of $ 143,500 US and to contributed $ 600,000 US to fund approved programs and budgets earning them an 80% participating interest in the property with Teryl, Inc. retaining a 20% participating interest. Fort Knox Venture through its operator Kinross Gold USA, Inc., has been doing exploration and development work on this property from 2001 to date and will announce a production decision in the next few years. This has resulted in the Company being required to pay its 20% share of expenses, which amounted to $ 144,495 ($ 101,228 US) in the May, 2004 year. Further cash calls are expected for the 2004/2005 year.

	G.	STEPOVICH LEASE:

In 1990, the Company through its subsidiary Teryl, Inc., granted an option to Fort Knox Venture to acquire all of their interest in the Stepovich lease, except for a 10% Net Profit Interest to Teryl, for $ 187,500 US and performing 3,000 feet of drilling on the property, which was done. Fort Knox Venture assumed all of the Company's liabilities and obligations under the Stepovich lease pursuant to an assignment dated May 29, 1992.

SUMMARY OF MINING PROPERTIES:
PROPERTY COSTS:

	Balance -	Changes	Balance	Changes	Balance
	May 31/03	2004	May 31/04	In Quarter	Aug 31/04
Silverknife	1		1		1
Fish Creek	19,452	14,086	33,538		33,538
Anderson Group Tier 2		6,559	6,559		6,559
Upper Fox Creek				13,283	13,283
West Ridge	116,189		116,189		116,189
Gil Venture	31,127		31,127		31,127
Stepovich Lease	9,381	-	9,381	-	9,381
	176,150	20,645	190,236	13,283	210,078

DEFERRED EXPLORATION AND DEVELOPMENT:

Fish Creek	47,595	39,358	86,953	11,140	98,093
West Ridge	269,162	307,866	577,028	17,335	286,497
Gil Venture	1,531,809	305,267	1,837,076	1,374	1,533,183
Stepovich Lease	1,001	-	1,001	-	1,001
	1,849,567	652,491	2,502,058	27,435	2,529,493

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 7
For the Three Months Ended August 31, 2004

8.	INCOME TAXES:

The Company has available losses of $ 1,592,000, which may be offset against future Canadian taxable income. These losses expire as follows:

Year ending May 31, 2005	$48,000
Year ending May 31, 2006	151,000
Year ending May 31, 2007	78,000
Year ending May 31, 2008	227,000
Year ending May 31, 2009	10,000
Year ending May 31, 2010	72,000
Year ending May 31, 2011	381,000
Year ending May 31, 2012	625,000
$1,592,000

The Company has provided a full valuation allowance against any future tax asset arising from losses carried forward as it is considered less than likely that any benefit will be realized. The Company has Canadian and foreign exploration and development expenditures of $ 1,245,039 available to reduce future taxable income from mineral properties.

9.	DEBENTURE PAYABLE:

Pursuant to various agreements the Company agreed to issue a convertible debenture for $ 150,000 to Keltic Bryce Enterprises Inc., subject to regulatory approval. The original agreement dated September 1, 1991 was approved. However, an amendment requested by Keltic Bryce, which resulted in the withdrawal of the original agreement, increasing the number of units and decreasing the share and warrant prices, did not subsequently receive approval and the debenture is not convertible under existing regulatory policy. Interest of $ 17,268 was accrued to August 31, 2004 (2003 - $ 17,531). Teryl paid Keltic Bryce $ 15,000 interest on November 12, 2003. After various disputes the Company and Keltic Bryce Enterprises Inc. are negotiating a Settlement Agreement to repay Keltic Bryce the $ 150,000 loan and all accrued interest as full settlement of the Debenture. As at August 31, 2004, no resolution has been obtained.

10.	ADVANCES FROM RELATED COMPANIES consist of:

	August 31,	August 31,
	2004	2003
540330 BC Ltd.	-	13,894
Access Information Systems Inc.	-	112,295
JGR Petroleum Inc.	-	96,129
Rainbow Network	50,195	55,616
Sovo Computer Centre	-	2,593
SMR Investments Ltd.	58,786	236,351
	108,981	516,879

Advances from related companies bear no interest and have no fixed repayment terms.

11.	CONTINGENCIES AND COMMITMENTS:

See Note 12 below for "Outstanding Commitments to Issue Shares".

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Information	Page 8
For the Three Months Ended August 31, 2004

12.	SHARE CAPITAL:

Authorized Share Capital consists of:

Common Shares - voting No Par Value	100,000,000

Preferred Shares - non-voting $ 1 Par Value	5,000,000

105,000,000

The Preferred Shares have attached thereto a right to receive dividends as determined by the Directors. The Preferred Shares may be issued in series, with special rights and restrictions therefor being determined by the Directors, subject to regulatory approval. No Preferred Shares have been issued to the date of these financial statements.

Issued Share Capital - Common - consists of the following:
FOR CASH:

		No. of Shares	Price	Amount
Total Issued for Cash at May 31, 2003		20,638,024		5,323,236
Shares issued in May 31, 2004 Year:
Stock options exercised	A	247,500	0.15	37,125
Private placement	B	2,000,000	0.25	495,887
Private placement warrants exercised	C	250,000	0.12	30,000
Stock option exercised	D	50,000	0.40	20,000
Private placement	E	3,000,000	0.35	1,026,375
Private placement warrants exercised	F	193,500	0.30	58,050
Private placement	G	2,000,000	0.50	982,750
		7,741,000		2,650,187
Total Issued for Cash at May 31, 2004		28,379,024		7,973,423
Shares issued in Aug. 31, 2004 Period
Private placement warrants exercised	H	622,000	0.30	186,600
Total Issued to August 31, 2004		29,001,024		8,160,023
FOR MINERAL PROPERTY INTERESTS:
Total Issued to May & August 31, 2004		2,697,359		620,659
FOR DEBT, EXTENSIONS AND ACQUISITION:
Total Issued to May 31, 2003		1,902,705		353,480
Shares issued in May 31, 2004 Year:
Private placement - Debt settlement	I	201,600	0.35	70,560
Total Issued to May 31 & Aug 31, 2004		2,104,305		424,040

TOTAL SHARES ISSUED AT AUG. 31, 2004		33,802,688		9,204,722

UNAUDITED - PREPARED BY MANAGEMENT

Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 9
For the Three Months Ended August 31, 2004

12.	SHARE CAPITAL (Continued):
A.

On June 23, 2003, the president of the Company, exercised a Stock Option for 10,000 shares and on November 28, December 4, 2003 and February 24, 2004 three employees exercised Stock Options for 237,500 shares, at $ 0.15 per share to net the treasury $ 37,125.

B.

On August 26, 2003, the Company issued 2,000,000 units of capital stock pursuant to a Private Placement with 27 placees at a price of $ 0.25 per unit ($ 500,000 less issue costs of $ 4,113) to net the treasury $ 495,887. Each unit consists of one common share and one-half share purchase warrant exercisable in the first year for $ 0.30 and $ 0.40 in the second year, per common share.

	C.	On October 20, 2003, one individual exercised Private placement warrants for a total of 250,000 shares at $ 0.12 per share to net the treasury $ 30,000.
	D.	On November 21, 2003, 50,000 shares at $ 0.40 per share were issued on the exercise of stock options.
E.

On November 24, 2003, the Company issued 3,000,000 units of capital stock pursuant to a Private Placement with 50 placees at a price of $ 0.35 per unit ($ 1,050,000 less issue costs of $ 23,625) to net the treasury $ 1,026,375. Each unit consists of one common share and one-half share purchase warrant exercisable within one year for $ 0.50 per common share.

	F.	In December, 2003 and January, March and April, 2004, private placement warrants totaling 193,500 shares at $ 0.30 per share were exercised.
G.

On April 26, 2004, the Company issued a Private Placement with 27 placees for 2,000,000 units at $ 0.50 per unit to net the treasury $ 982,750 ($ 1,000,000 less issue costs of $ 17,250). Each unit consists of one common share and one share purchase warrant for one additional common share exercisable within eighteen months for a price of $ 0.60 per share.

	H.	During the August 31, 2004 quarter, 10 individuals exercised private placement warrants totaling 622,000 shares at a price of $ 0.30 per share to net the treasury $ 186,600.
	I.	On March 9, 2004, the Company issued 201,600 common shares at $0.35 per share pursuant to a debt settlement agreement totaling $ 70,560.

During the year ended May 31, 2004, the Company issued stock options to two consultants, for 150,000 common shares at $ 0.40 and 300,000 common shares at $ 0.45 respectively, and to one employee for 50,000 common shares at $ 0.63, exercisable within a five year period. In November, 2003, the Company cancelled two employee stock options one for 50,000 common shares at $ 0.40 expiring March 4, 2008 and the other for 25,000 common shares at $ 0.15 expiring April 22, 2007.

During the year ended May 31, 2004, the Company had the following stock option activity:

		Weighted
	Number	Average
	Of	Exercise
	Options	Price
Balance outstanding May 31, 2003	2,537,500	$0.21
Granted	50,000	0.45
Exercised	(297,500)	0.19
Cancelled	(75,000)	0.32

Balance outstanding May 31 and Aug. 31, 2004	2,215,000	$0.26

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 10
For the Three Months Ended August 31, 2004

12.	SHARE CAPITAL (Continued):

Outstanding Commitments to Issue Shares:

At August 31, 2004, the following commitments to issue shares were outstanding:

Type of Commitment	Shares	Price	Date
Private placement warrants	1,000,000	0.15	Dec. 11/04
Private placement warrants	184,500	0.40	Aug. 26/05
Private placement warrants	1,500,000	0.50	Nov. 24/04
Private placement warrants	2,000,000	0.60	Oct. 26/05
Consultants option	350,000	0.40	Feb. 19/06
Directors option	990,000	0.15	Apr. 22/07
Senior Officers options	600,000	0.15	Apr. 22/07
Consultants option	50,000	0.40	Dec. 16/07
Consultants option	75,000	0.40	Mar. 4/08
Consultants option	150,000	0.40	Oct. 20/08
Consultants option	300,000	0.45	Nov. 14/08
Employees option	50,000	0.63	Mar. 5/09
	7,249,500

The following table summarizes information about the stock options outstanding at Aug. 31, 2004:

		Weighted
	Number	Average	Number
	Of	Remaining	Of
Exercise	Options	Contractual	Options
Price	Outstanding	Life (Years)	Exercisable

$ 0.15	1,590,000	2.49	1,590,000
0.40	275,000	2.35	275,000
0.45	300,000	4.06	300,000
0.63	50,000	4.36	50,000

$ 0.26	2,215,000	2.68	2,215,000

Stock Based Compensation Expense:

The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model assuming no dividend yield and the following weighted average assumption for options granted: expected volatility of 158% (2003 - 500%), weighted average risk free interest rate of between 4.56% (2003 - 4.5%) and expected life of 2 years (2003 - 3 to 5 years).

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Teryl Resources Corp.
Notes to Consolidated Financial Statements	Page 11
For the Three Months Ended August 31, 2004

13.	RELATED PARTY TRANSACTIONS:

Reg Technologies Inc. is a public company which shares office facilities and staff, several directors and participates in Joint Ventures with the Company. See Note 7A in respect to the property that is operated as a Joint Venture with Reg. See Note 10 re advances to or from Reg.

SMR Investments Ltd. is a private company which is controlled by an officer of the Company who has significant influence on the affairs of the companies. Under a management contract with SMR Investments Ltd. the Company agreed to pay up to $ 2,500 per month for management services. The Company paid to SMR management fees totaling $ 7,500 in the period ended August 31, 2004. See Note 7A regarding mineral property transactions with SMR. See Note 10 re advances from SMR.

The Company holds 15,880 shares of Linux Gold Inc., US a public company controlled by an officer of the Company, as described in Note 4. See Note 3 re Linux advances. See Note 7B regarding mineral property transactions with Linux.

Administration consulting and directors fees totaling $ 8,750 were paid during the August 31, 2004 period (2003 - $ 6,750) to J. Lorette, Vice-President and director of the company, and secretarial fees of $ 9,000 (2003 - $ 6,967) were paid to M. Van Oord, a director of the company. Directors fees of $ 3,000 were paid to J. Robertson, President of the company, during the August 31, 2004 period (2003 - $ 2,500).

14.	SUBSEQUENT EVENTS:

See the "Outstanding Commitments to Issue Shares" section at the end of Note 12 for information on commitments to issue shares after the balance sheet date.

Subsequent to August 31, 2004, an aggregate of 975,000 shares have been issued for private placement warrants exercised for total proceeds of $ 146,250.

15.	TERYL, INC. TRANSACTIONS (100% US Subsidiary):

In April, 1998, Teryl, Inc. reorganized and increased its authorized share capital from 1,000 common shares to 100,000,000 common shares, in preparation for taking the company public on US exchanges. Teryl Resources Corp. was issued 6,500,000 shares of Teryl, Inc. and holds 100% of the shares at August 31, 2004.

In 1998, Teryl, Inc. offered a private placement for up to 1,000,000 shares at a price of $ 0.15 US and subscriptions of $ 146,044 ($ 96,750 US) were received by November 19, 1999. Since the offering was not fully subscribed, the Companies negotiated with the subscribers to replace the Teryl, Inc. shares with Teryl Resources Corp. shares. One subscriber did not return the agreement and negotiations are proceeding to resolve this.

16.	CHANGE OF NAME:

At the Annual General Meeting held January 22, 2003, the Board was granted approval to apply to have the Company’s named changed to Teryl Gold Inc. The name change was accepted by the Province of British Columbia on February 1, 2003. The Company has not acted on this name change.

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